Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Carlos Torres Vila: “The combination with Banco Sabadell reinforces BBVA’s commitment to Catalonia”

BBVA Chair Carlos Torres Vila spoke in Barcelona on Tuesday, emphasizing Catalonia’s strong “future appeal” and the bank’s commitment to supporting its growth. He stressed the region’s importance to BBVA, noting that Catalonia is the largest contributor to the bank’s business in Spain, with one in four new SME customers coming from the region. The combination with Banco Sabadell, he added, will further strengthen BBVA’s commitment to Catalonia and its SMEs: “We aim to continue growing with Catalonia and the transaction with Banco Sabadell reflects that.” On the topic of post-merger concentration in the banking sector, the BBVA Chair stated that “this transaction will not create competition issues, as it will result in a smaller institution compared to previous mergers.”

Speaking at the Matins Esade morning forum, he remarked that “previous mergers with similar or higher market shares have not affected competition and were approved by the Spanish National Commission for Markets and Competition (CNMC).” He noted that the regulator is “applying the same methodology as in past deals, which were resolved in phase 1 without any competition issues.”

Torres Vila explained that competition analysis must be done at a national level, as business strategies are determined nationally, not regionally. “Even when looking at local market shares, there is no region in Spain where the combined entity from the BBVA-Sabadell merger would hold a larger market share than other banks that have already merged, such as in Castilla y León, Galicia, or the Basque Country,” he said at the event organized by Esade Alumni in Barcelona.

When asked about a potential reduction in lending due to the transaction, Carlos Torres Vila stated that, following recent mergers, there has been no such decline. On the contrary, lending in the system tends to increase in the first year after a merger.

“Banco Sabadell shareholders will have the final say”

The BBVA Chair emphasized the need for European banks to grow in size to spread fixed technology costs over a larger customer base. He argued that “European banks must seek scale to compete,” noting the absence of any European bank among the world’s top 20 by market capitalization. “This is one of the reasons that prompted our offer for Banco Sabadell: to achieve scale and efficiency,” he said, adding that “Banco Sabadell’s shareholders will have the final say on our clearly attractive offer.”

He further clarified that BBVA aims to expand and invest in the highly attractive Spanish market and pointed to the business complementarity with Banco Sabadell. He particularly noted that “the combination represents a clear commitment to SMEs.”

The BBVA Chair proclaimed that “the timeline is proceeding to plan.” First, the bank received “overwhelming support” from BBVA’s shareholders, with 96 percent voting in favor of the capital increase, and this was followed by the green light of the British supervisory authority and of the European Central Bank. Moving forward, “there are essentially three milestones ahead: authorization by the Spanish competition authority (CNMC) and stock market regulator (CNMV), and above all else, the decision of each and every Banco Sabadell shareholder, who are the owners of the bank, on what they want to do with their shares.”

Torres Vila is confident that Sabadell’s shareholders will accept the “exceptionally good offer” put forward by BBVA. More precisely, he explained that, thanks to the immense synergies that will be unlocked from the integration, Banco Sabadell shareholders would stand to obtain earnings per share (or EPS) at the combined entity 27 percent higher than if the entity continued to go it alone,1 according to the consensus view among analysts for both banks.

As for the expected path of the share premium, he explained that “if you look at the share prices of both banks since the offer was presented, it is plain to see that they are closely correlated.” Thus, and as indeed is happening, “Sabadell’s share price should be very close to the price offered, showing that the offer is fair and that Sabadell’s value is supported by our proposal. What shareholders also need to consider is what will happen (to the share price) if the deal doesn’t go through.” The BBVA Chair reiterated that “the offer is very attractive and we hope that Banco Sabadell’s shareholders see it that way too.”

BBVA at an “incredible juncture” in financial and strategic terms

During his address, Carlos Torres Vila remarked that the banking sector has been profoundly impacted in recent years by digitization. To give an example, in 2017 BBVA captured 7 percent of new customers through digital channels, compared to 67 percent today. This has also led to a substantial increase in customer interactions with the bank through digital channels, which have doubled in recent years. One of the effects of this paradigm shift, he explained, is the increase in fixed technology costs, so that bank systems can cope with the increase in transactions and be resilient and secure against cyberattacks. This trend will become steeper still with the adoption of technologies such as artificial intelligence.

In this context, he believes that “BBVA stands at an incredible juncture in financial and strategic terms. We came up with our pioneering strategy 10 years ago, rooted in digitization and innovation.” On top of this is the bank’s focus on sustainability, which is viewed as “an immense business opportunity.” At present, “BBVA is doing the best job at combining growth and profitability” among its group of European peer banks. Proof of this is not only a generous 20 percent return, but also the increase in tangible book value per share plus dividends, which also happened to grow by 20 percent in the first six months of the year. In this environment, “the combination with Banco Sabadell makes strategic sense for all stakeholders.”

1 Estimated net profit through to 2026, according to the analyst consensus published by Bloomberg on April 29, 2024, on the assumption that all of Banco Sabadell’s shareholders accept the offer, all the estimated synergies of the deal are effectively unlocked, and Banco Sabadell’s share repurchase program is fully completed.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.